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September 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jeffrey Gabor

Re:                             Jaguar Health, Inc.
Registration Statement on Form S-3
Filed August 4, 2017
File No. 333-219736

Dear Mr. Gabor:

On behalf of our client, Jaguar Health, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated August 24, 2017 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, the Comments contained in the Letter has been restated in bold below in its entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

General

1.                                      In a private-investment, public-equity transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. With respect to the Tranche A Shares, it appears that the selling shareholder is not irrevocably bound to purchase your shares as it may need to surrender 50% of the unsold Tranche A Shares. Without limitation, we refer you to the third paragraph on page 4. Accordingly, please revise to remove the common shares underlying the Tranche A Shares. For guidance, refer to Compliance Disclosure Interpretations, Securities Act Sections, Question 139.11.

Response:  The Company acknowledges the Staff’s Comment and respectfully advises that the number of shares of the Company’s voting common stock issuable upon conversion of the Tranche A Shares (the “Tranche A Conversion Shares”) is fixed and not based on a market price or fluctuating ratio. Moreover, while the selling shareholder may need to surrender a portion of the Tranche A Shares issued to the selling shareholder, the selling shareholder’s market risk with respect to the investment is unchanged since the selling shareholder has already provided full consideration for the Tranche A Shares, as described further below. Any shares surrendered by the Selling Shareholder will be distributed to the former Napo stockholders.  The Company will not receive any shares or any proceeds from the sale of such shares. Therefore, the Company respectfully submits that the Tranche A Conversion Shares are properly included in the Registration Statement.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON

SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE •KAZAKHSTAN

Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance September 20, 2017 Page 2

a.  General.

On July 31, 2017, the Company completed the acquisition of Napo Pharmaceuticals, Inc. (“Napo”) pursuant to the Agreement and Plan of Merger, dated March 31, 2017, by and among the Company, Napo, Napo Acquisition Corporation (“Merger Sub”), and Napo’s representative (the “Merger Agreement”). In accordance with the terms of the Merger Agreement, Merger Sub merged with and into Napo, with Napo surviving as the Company’s wholly-owned subsidiary.

In connection with the Merger, on March 31, 2017, Napo entered into a settlement and discounted payoff agreement (the “Settlement Agreement”) with the lenders who are a party to Napo’s existing financing agreement, dated as of October 10, 2014 (the “Financing Agreement”), and Nantucket Investments Limited (the “Selling Shareholder”), as collateral agent and administrative agent pursuant to which Napo agreed, simultaneously with the consummation of the merger with the Company, (a) to make a cash payment to the Selling Shareholder of no less than $8 million, which reduced the outstanding principal obligations under the Financing Agreement, and (b) in satisfaction as a compromise for the remaining outstanding obligations under the Financing Agreement and the release of any lien or security interest in respect of such outstanding obligations, (x) to transfer to the Selling Shareholder 2,666,666 shares of the Company’s voting common stock (the “Initial Tranche C Shares”) owned by Napo and (y) pursuant to the Merger Agreement, to cause the Company to issue to the Selling Shareholder (i) 2,217,579 shares of the Company’s voting common stock (the “Remaining Tranche C Shares” and, together with the Initial Tranche C Shares, the “Tranche C Shares”), (ii) 18,479,826 shares of the Company’s non-voting common stock (the “Tranche A Shares”) and (iii) 19,700,625 shares of the Company’s non-voting common stock (the “Tranche B Shares” and, collectively with the Tranche A Shares and the Tranche C Shares, the “Debt Exchange Shares”).

In connection with the execution of the Merger Agreement and the Settlement Agreement, the Company and the Selling Shareholder entered into an Investor Rights Agreement, dated March 31, 2017 (the “Investor Rights Agreement”), pursuant to which, among other things, the Company agreed to pay the Selling Shareholder’s up to $250,000 of expenses incurred in connection with the transactions contemplated by the Investor Rights Agreement, Settlement Agreement and Merger Agreement, which, pursuant to the terms of the Investor Rights Agreement, the Company at its option elected to pay such $250,000 of expenses by issuing 270,270 additional shares of the Company’s non-voting common stock (the “Expense Reimbursement Shares”) to the Selling Shareholder.  The Company also agreed to register on one or more registration statements (1) the resale of the Tranche C Shares and the shares of voting common stock issuable upon conversion of the Expense Reimbursement Shares, (2) the Tranche A Shares and, to the extent certain conditions are met, (3) the Tranche B Shares.

b.  Staff Guidance.

Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 139.11 provides that in a private-investment, public-equity (“PIPE”) transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(a)(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.  The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.  When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.

Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance September 20, 2017 Page 3

c.  Analysis.

We believe the Company is permitted to register the Tranche A Conversion Shares on the Registration Statement in accordance with the guidelines set forth in C&DI 139.11 for the following reasons:

i.  The Company has completed the private issuance of Tranche A Shares for a set price.  Pursuant to the terms of the Merger Agreement, the Company issued all 18,479,826 Tranche A Shares to the Selling Shareholder at the consummation of the Merger as a compromise for the outstanding obligations under the Financing Agreement and the release of any lien or security interest in respect of such outstanding obligations.  Neither the Company nor Napo received any cash proceeds and will not receive any cash proceeds in the future in connection with this issuance.  By virtue of the fact that the closing has already occurred, there are no conditions to the closing that are within the Selling Shareholder’s control or that the Selling Shareholder can cause not to be satisfied.

ii.  The number of Tranche A Conversion Shares is fixed and is not based on a market price or fluctuating ratio. The Tranche A Shares are shares of the Company’s non-voting common stock, which are convertible into shares of the Company’s voting common stock on a one-for-one basis pursuant to the terms of the Company’s Third Amended and Restated Certificate Incorporation.  The number of Tranche A Conversion Shares is fixed at 18,479,826 shares and will not change based on a market price or a fluctuating ratio.

iii.  The Selling Shareholder is at market risk at the time that the Company filed the Registration Statement.  At the time that the Company filed the Registration Statement, the Selling Shareholder was (and currently still is) the legal owner of all the Tranche A Shares. As a result, the Selling Shareholder is at market risk. In no event will the number of Tranche A Shares issued by the Company change. Although the number of Tranche A Conversion Shares issuable upon conversion of the Tranche A Shares is fixed, the Selling Shareholder may be required to surrender a portion of the Tranche A Shares depending on whether the applicable Hurdle Amount (as described in the Registration Statement) is met.  Any Tranche A Conversion Shares not issued to the Selling Shareholder will instead be issued to Napo stockholders and holders of Napo restricted stock units (collectively, “Napo Securityholders”).  The allocation of Tranche A Conversion Shares between the Selling Shareholder and Napo Securityholders is an arrangement between the Selling Shareholder and such Napo Securityholders and does not involve the Company.  Regardless of how many Tranche A Conversion Shares are ultimately issued to the Selling Shareholder, the Company has already received full consideration from the Selling Shareholder for the issuance of the Tranche A Shares and will not receive any additional consideration upon the conversion of the Tranche A Shares into the Tranche A Conversion Shares or the surrender of any Tranche A Shares by the Selling Shareholder to the Napo Securityholders.

Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance September 20, 2017 Page 4

2.                                      Please provide us with a legal analysis as to whether the offering is a secondary offering or is a primary offering indirectly on behalf of the company. In your analysis, please address that the proceeds from the resale of the Tranche A and Tranche C Shares are being used to satisfy the company’s debt obligations to Nantucket and that if those obligations are satisfied Nantucket is obligated to surrender 50% of the unsold shares to the company for distribution to existing shareholders. Please also consider the guidance set forth in paragraph 612.09 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations.

Response:  The Company acknowledges the Staff’s Comment and respectfully submits that the proposed offering of shares of the Company’s common stock by the Selling Shareholder as contemplated in the Registration Statement is properly regarded as a secondary offering, and therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

a.             Staff Guidance.

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the securities are being registered for resale or other disposition by the Selling Shareholder. Proceeds from the sale of any securities are solely for the account of the Selling Shareholder. With regard to the Staff’s comment, we note C&DI 612.09, which indicates that the issue of whether an offering styled as a secondary offering is really by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

•                                          How long the selling shareholders have held the shares;

•                                          The circumstances under which they received them;

•                                          Their relationship to the issuer;

•                                          The amount of shares involved;

•                                          Whether the sellers are in the business of underwriting securities; and

•                                          Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the proposed registration and offering from time to time (the “Offering”) of up to 23,634,341 shares of the Company’s voting common stock (the “Shares”) on behalf of the Selling Shareholder is not, and should not be considered, a primary offering of the Shares to the public and the Selling Shareholder is not, and should not be considered to be, acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act.  We respectfully submit that the Offering as proposed above should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and that no additional disclosure be required.

Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance September 20, 2017 Page 5

b.             Analysis of the Six Factors Described in C&DI 612.09.

i.              How long the selling shareholders have held the shares. All the Shares being registered for resale under the Registration Statement have either been issued or will be issued upon conversion of the Debt Exchange Shares that were issued to the Selling Shareholder when the Merger was consummated on July 31, 2017.  The Selling Shareholder has held the Debt Exchange Shares and borne the market risk for such shares since their issuance on July 31, 2017.  The Selling Shareholder made a specific representation to the Company that the Selling Shareholder was acquiring the securities for its own account and had no present intention of distributing or selling the securities except as permitted under the Securities Act and applicable state securities laws. There is no evidence to suggest that such representation is false. The fact that the Shares are now being registered for resale is not evidence that the Selling Shareholder desires to effect an immediate distribution, and any immediate distribution is very unlikely in any case given the resale restrictions described further below.

ii.             The circumstances under which the selling shareholders received the shares. The Debt Exchange Shares constitute a part of the Selling Shareholder’s consideration for entering into the Settlement Agreement between the Selling Shareholder and Napo. The Company is not a party to the Settlement Agreement.  The Tranche A Shares and the Expense Reimbursement Shares will be converted into shares of the Company’s voting common stock on a one-for-one basis as follows, pursuant to the terms of the Company’s Third Amended and Restated Certificate of Incorporation:

•                  at the Selling Shareholder’s option, at any time and from time to time on or after April 1, 2018; or

•                  automatically, without any payment of additional consideration by the Selling Shareholder thereof, (x) upon a transfer of such shares to any person or entity that is neither an affiliate of the Selling Shareholder nor an investment fund, investment vehicle or other account, that is, directly or indirectly, managed or advised by the Selling Shareholder or any of its affiliates (“Permitted Transferee”) pursuant to a sale of such stock to a third-party for cash in accordance with the terms and conditions set forth in the Investor Rights Agreement, or (y) upon the subsequent release or transfer of such shares to the registered pre-Merger legacy stockholders of Napo’s outstanding shares of common stock on July 31, 2017 (the “Napo Legacy Stockholders”).

The Tranche C Shares and the shares of voting common stock issuable upon conversion of the Expense Reimbursement Shares are not subject to any transfer restrictions.  In contrast, the Tranche A Shares are subject to the following restrictions set forth in the Investor Rights Agreement:

•                  Restricted Transfer: Until the earlier of (i) April 1, 2020 and (ii) the date on which the applicable Hurdle Amount is achieved, in the event that any potential purchaser approaches the Selling Shareholder to acquire some or all of the Tranche A Shares, the Selling Shareholder agrees to promptly sell some or all of its Tranche A Shares as requested by such party, provided all such sales are above a certain minimum share price for the relevant time period specified in the Investor Rights Agreement;

•                  Share Surrender: If the applicable Hurdle Amount is achieved before all of the Tranche A Shares are sold, the Selling Shareholder is required to surrender 50% of the unsold Tranche A Shares, which will be exchanged for shares of voting common stock and distributed pro rata to the Napo Securityholders; and

Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance September 20, 2017 Page 6

•                  Lock-Up: Until April 1, 2018, the Selling Shareholder is prohibited from directly or indirectly selling, assigning, transferring, granting any options with respect to or otherwise conveying or encumbering any Tranche A Shares, other than (i) a transfer to a Permitted Transferee of the Selling Shareholder, provided that the transferee agree to be bound by the transfer restrictions set forth in Section 2.2 of the Investor Rights Agreement, (ii) a sale to one or more third parties where the sale price for the Tranche A Shares either (A) is at or above a price that is equal to or greater than (x) $1.00 per share and (y) 85% of the arithmetic average of the volume weighted average price of the Company’s common stock during the ten consecutive trading day period prior the proposed sale of such share or (B) approved in writing in advance by the Company’s Chief Executive Officer or Chief Financial Officer, and (C) a permitted transfer described in the first bullet above.

Importantly, in the case of the share surrender described in the second bullet above, the voting common stock issuable upon conversion of any unsold Tranche A Shares that is surrendered will not be issued to the Company’s shareholders, but rather to the Napo Securityholders.  Under no circumstances will the Company itself receive any shares or proceeds as a result of the Selling Shareholder’s surrender of shares.

iii.            The selling shareholders’ relationship to the issuer.  An affiliate of the Selling Shareholder made a term loan to Napo on October 10, 2014 in the original principal amount of $30 million pursuant to the terms of the Financing Agreement.  The Loan was evidenced by a promissory note, which was secured by a security interest on substantially all of Napo’s assets.  Pursuant to the Settlement Agreement, the Selling Shareholder received certain cash consideration and the Debt Exchange Shares, in full satisfaction as a compromise for the outstanding obligations of Napo under the Financing Agreement and the release of any lien or security interest on the assets of Napo in respect of such outstanding obligations.  The Company did not receive any cash or other consideration in exchange for the issuance of the Debt Exchange Shares, and the debt satisfied through the issuance of such shares was debt owed exclusively by Napo, not by the Company.

The Selling Shareholder acquired the Debt Exchange Shares as part of a debt settlement with Napo, holds these shares as a principal, not as an agent, and is at market risk for all the Debt Exchange Shares. To the Company’s knowledge, the Selling Shareholder is neither a broker-dealer nor an affiliate of a broker-dealer. The Selling Shareholder will retain all proceeds from the sale of the Shares pursuant to the Registration Statement, subject to the transfer restrictions applicable to the Tranche A Shares described in 2.a.ii above.

The Selling Shareholder will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any common stock, as applicable. The Selling Shareholder will retain all proceeds from the resale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

Lastly, the registration rights granted to the Selling Shareholder are traditional registration rights and are not indicative of any present intention of the Selling Shareholder to sell or distribute the Shares, much less sell or distribute the Shares on behalf of the Company. The decision to exercise these registration rights now and request that the Shares be registered with the SEC was made solely by the Selling Shareholder and not the Company. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. Absent the Selling Shareholder’s contractual registration rights, the Company would not be filing the Registration Statement, and the Company will not receive any proceeds from any subsequent sale of the Shares. The Selling Shareholder negotiated the customary registration rights set forth for a variety of business reasons, and, in any case, the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering.

Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance September 20, 2017 Page 7

iv.            The amount of shares involved. As of the date of the consummation of the Merger, the Company had 24,527,367 shares of voting common stock outstanding and 67,700,855 shares of non-voting common stock outstanding on a fully diluted basis.  Of such shares, the Company believes that approximately 23,921,858 shares of voting stock and 67,095,346 shares of non-voting shares are held by non-affiliates of the Company. The Shares represent 25.6% of the Company’s total outstanding shares and 26.0% of the Company’s total outstanding shares held by non-affiliates.

The Company acknowledges the large amount of shares of common stock involved; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, C&DI 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, C&DI 216.14, regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

v.             Whether the sellers are in the business of underwriting securities. To the Company’s knowledge, the Selling Shareholder is not in the business of underwriting securities and is not a registered broker-dealer. In addition, the Selling Shareholder is subject to certain restrictions to transfer pursuant to the terms of the Investor Rights Agreement as described in 2.b.ii above.  Also as noted above, the Selling Shareholder made a specific representation to the Company that the Selling Shareholder was acquiring the securities for its own account and had no present intention of distributing or selling the securities except as permitted under the Securities Act and applicable state securities laws. There is no evidence to suggest that such representation is false.

Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance September 20, 2017 Page 8

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. The Selling Shareholder has represented that it has acquired the Debt Exchange Shares in the ordinary course for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and it does not have a present arrangement to effect any distribution of the shares registered in the Registration Statement to or through any person or entity. Further, the actual issuance of the Shares is not conditioned on the prior effectiveness of the Registration Statement nor otherwise on the Selling Shareholder’s ability to resell any of such Shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

vi.            Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. The Company respectfully submits that the Selling Shareholder is not acting as a conduit for the Company.  The Selling Shareholder acquired the Debt Exchange Shares in a negotiated private placement transaction in connection with the Settlement Agreement, pursuant to which Napo’s debt to the Selling Shareholder was extinguished.  The Selling Shareholder has already provided full consideration for the Debt Exchange Shares.  As a result, the Selling Shareholder has incurred economic risk for its investment. The Company did not receive any proceeds from the issuance of the Debt Exchange Shares and will not receive any proceeds in connection with the sale of such shares.

Based on these facts and circumstances, including the Staff’s guidance in C&DIs 612.09, the Company respectfully submits that the Selling Shareholder’s resale of the shares of common stock under the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i).

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Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance September 20, 2017 Page 9

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 530-5586.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:	Lisa A. Conte, Jaguar Animal Health, Inc., by e-mail
Karen Wright, Jaguar Animal Health, Inc., by e-mail
Dan Harris, BDO USA, LLP, by e-mail
Donald C. Reinke, Reed Smith LLP, by e-mail